Exhibit 99.1

VivoPower International PLC Announces Issuance of Stock Units

LONDON, June 25, 2020 (GLOBE NEWSWIRE)

VivoPower International PLC (NASDAQ: VVPR, the “Company”) announces that the independent non executive board members who form the Remuneration and Nomination Committee of the Company have approved grants of restricted stock units (“RSUs”) in lieu of cash fees for the current financial period for certain of its directors, including Executive Chairman and CEO, Kevin Chin. These grants are made in accordance with the Company’s 2017 Omnibus Incentive Plan that was approved by shareholders. Details of the RSU grants are summarised below.

Details of the Award of RSUs to Directors

Director	Position	RSU’s Awarded	Total RSUs Held
Kevin Tser Fah Chin	Executive Chairman & CEO	87,200	87,200
Matthew Cahir	Non-Executive Director	41,379	41,379
William Langdon	Non-Executive Director	41,379	41,379
Peter Jeavons	Non-Executive Director	41,379	41,379

Each RSU entitles the holder to subscribe for an Ordinary Share at a subscription price of one penny per Ordinary Share. The RSUs have a vesting period of one year and no performance conditions. The RSUs granted will vest at the Company’s 2020 Annual General Meeting (AGM), with the exception of those for the Executive Chairman and CEO, which will vest over four years.

Additional Awards in Lieu of Cash Payments

The Company also announces that the independent non executive board members who form the Company’s Remuneration and Nomination Committee have approved an additional award of 110,020 shares to its Executive Chairman and CEO, Kevin Chin, in lieu of four months of director fees payable to him in his role as Executive Chairman pursuant to the Company’s 2017 Omnibus incentive Plan. During COVID-19, Mr. Chin voluntarily deferred receipt of four months of director fees.  In addition, to reflect Mr. Chin’s dual role as Executive Chairman and CEO, the board of directors granted Mr. Chin an additional 261,600 Performance Stock Units (“PSUs”) subject to meeting performance hurdles, including the design, leadership and execution of the Company’s hyperturnaround plan which commenced in March 2020.  These PSUs vest over four years.

As a director of the Company, Matthew Cahir has been advising VivoPower since November 2018. During the 2019 calendar year, Mr. Cahir deferred a significant portion of his director fees to assist the Company manage through working capital constraints and has also agreed to accept an additional award of 306,295 shares pursuant to the Company’s 2017 Omnibus incentive Plan in lieu of cash payment for the deferred fees.

The compensation arrangements above were finalised with advice from one of the world’s leading compensation advisory companies.

About VivoPower

VivoPower is an international solar and critical power services business, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers, including the development, construction, and sale of photovoltaic solar projects.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com